Filed by Mifflinburg Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Northumberland Bancorp

Commission File No: 132-00001

Date: September 24, 2024

Northumberland Bancorp

MIFFLINBURG BANCORP, INC. AND NORTHUMBERLAND BANCORP ANNOUNCE

STRATEGIC MERGER OF EQUALS

Mifflinburg, PA and Northumberland, PA, September 25, 2024 – Mifflinburg Bancorp, Inc. (OTCPK:MIFF) and Northumberland Bancorp (OTCPK:NUBC) jointly announced today the signing of a definitive merger agreement to combine the two companies in a strategic merger of equals. The combined company would have approximately $1.3 billion in total assets, $1.1 billion of total deposits, $850 million in total loans, and $93 million of combined shareholders’ equity based upon reported year end December 31, 2023 financial statements.

This strategic combination of high performing Central Pennsylvania community banks will create a premier financial institution with greater scale, operating leverage, and resources to compete in the highly competitive Susquehanna Valley PA market. Northumberland Bancorp will merge with and into Mifflinburg Bancorp, Inc. (“Mifflinburg”) and Northumberland’s subsidiary bank, The Northumberland National Bank (“Norry Bank”) will merge with and into Mifflinburg Bank and Trust Company (“Mifflinburg Bank”), Mifflinburg’s banking subsidiary. In connection with the closing, Mifflinburg Bancorp, Inc. will be renamed Steele Bancorp, Inc. Mifflinburg Bank will be rebranded to a more suitable name, more reflective of the combined financial institution, and jointly determined by the parties. The combined company will achieve efficient staff levels through early retirement and severance package offerings to existing Mifflinburg Bank and Norry Bank employees, as well as the natural attrition of the workforce.

In this all-stock transaction with a total deal value of $34.2 million (calculated on the basis of Mifflinburg’s closing price as of September 23, 2024), Northumberland Bancorp shareholders will receive a fixed exchange ratio of 1.1850 shares of Mifflinburg for each Northumberland share they own. The transaction is expected to qualify as a tax-free reorganization (except to the extent of cash received for fractional shares). At the close, Northumberland shareholders are expected to own approximately 46% of the combined company. The Boards of Directors of the combined company and combined bank will consist of six members from Mifflinburg and six from Northumberland. Donald J. Steele, Jr., currently Chairman of the Boards of Directors of Northumberland Bancorp and Norry Bank, will become Chairman of the Boards of Directors of the post-merger Steele Bancorp, Inc. and the post-merger Mifflinburg Bank. Richard J. Drzewiecki, currently Chairman of the Boards of Directors of Mifflinburg and Mifflinburg Bank will become Vice Chairman of the Boards of Directors of the post-merger Steele Bancorp, Inc. and the post-merger Mifflinburg Bank.

Jeffrey J. Kapsar, Mifflinburg’s and Mifflinburg Bank’s current President and CEO, will be the President and CEO of the post-merger Steele Bancorp, Inc. and post-merger Mifflinburg Bank. J. Todd Troxell, currently President and CEO of Northumberland Bancorp and Norry Bank, will be Senior Executive Vice President and Chief Administrative Officer of the post-merger Mifflinburg Bank and Corporate Secretary of Steele Bancorp, Inc. Messrs. Kapsar and Troxell will also be directors of the post-merger Steele Bancorp, Inc. and Mifflinburg Bank. Other members of senior management of both banks will continue to be key leaders of the post-merger Mifflinburg Bank.

In announcing this combination of two community focused financial institutions, Mr. Kapsar stated, “This combination brings together two community-minded organizations that are unified by a shared vision, values, and a solid approach to the future of banking. Our similar cultures strategically position us for growth opportunities and lay the foundation for nurturing current and future relationships while remaining a respected and strong community bank.”

Mr. Troxell stated, “This is exciting. Two similar community banks, each in existence for more than a century, are coming together in a strategic merger of equals creating a greater expanded footprint in which to compete. Our customers will benefit from the scale and varied talent of the combined organization while they continue to enjoy the personal service this stronger community bank will provide with enhanced products and services. Shareholders will enjoy a sound investment in a larger bank with continued strong capital, earnings and dividends. This merger will provide more career opportunities for our employees as well.”

The combination of Mifflinburg and Northumberland is the result of a long-term relationship built over many years and extensive discussions over the past five months between the management teams of each company.

The merger agreement was unanimously approved by the boards of directors of both companies. The combination is expected to be completed in the first or second quarter of 2025, subject to approval by Northumberland’s shareholders, regulatory approvals, and other customary closing conditions. Customers of both institutions will continue to receive the extraordinary service and customer experience they have been accustomed to.

The Kafafian Group, Inc. is acting as financial advisor and provided a fairness opinion to Mifflinburg Bancorp, Inc., with Stevens & Lee serving as its legal counsel. Alden Investment Group is serving as financial advisor and provided a fairness opinion to Northumberland Bancorp, with Mette, Evans & Woodside serving as its legal counsel.

About Mifflinburg Bancorp, Inc.

Mifflinburg Bancorp, Inc. is the bank holding company for Mifflinburg Bank and Trust Company. Mifflinburg Bank and Trust Company is a full-service commercial bank, serving customers from seven locations in Mifflinburg, Lewisburg, Millheim, Milton, Selinsgrove and Shamokin Dam, Pennsylvania.

The Bank has 81 employees. As of December 31, 2023, Mifflinburg Bancorp, Inc. had $567 million in total assets.

About Northumberland Bancorp

Northumberland Bancorp is the bank holding company for The Northumberland National Bank, a community bank with six offices located in Northumberland, Hummels Wharf, Middleburg, Port Treverton, Selinsgrove and Sunbury, Pennsylvania. The Northumberland National Bank has 104 employees. As of December 31, 2023, Northumberland Bancorp had approximately $685 million in total assets.

Cautionary Note Regarding Forward-Looking Statements

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Mifflinburg Bancorp, Inc. (“Mifflinburg”) and Northumberland Bancorp (“Northumberland”). These forward-looking statements may include beliefs, goals, intentions, and expectations regarding the proposed transaction between Northumberland and Mifflinburg, revenues, earnings, loan production, asset quality, and capital levels, among other matters; estimates of future costs and benefits of the actions that may be taken; assessments of probable losses on loans; assessments of interest rate and other market risks; ability to achieve financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits form the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; Mifflinburg and Northumberland do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Mifflinburg and Northumberland. Such statements are based upon the current beliefs and expectations of the managements of Mifflinburg and Northumberland and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Mifflinburg and Northumberland; the outcome of any legal proceedings that may be instituted against Mifflinburg or Northumberland; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Mifflinburg and Northumberland to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Mifflinburg and Northumberland do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Northumberland’s operations and those of Mifflinburg; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Mifflinburg’s and Northumberland’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Mifflinburg’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Mifflinburg and Northumberland to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of Mifflinburg and Northumberland; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on Mifflinburg, Northumberland and the proposed transaction; and the other factors discussed in other reports Mifflinburg and Northumberland may file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, Mifflinburg will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement of Northumberland and a prospectus of Mifflinburg for the Mifflinburg common stock to be offered to Northumberland shareholders in connection with the merger, that will be sent to Northumberland’s shareholders seeking their approval of the proposed merger.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Investors and security holders of Mifflinburg and Northumberland and their respective affiliates are urged to read the registration statement on Form S-4, the proxy statement/prospectus that will be included within the registration statement on Form S-4 and any other relevant documents filed or to be filed with the SEC in connection with the proposed merger, as well as any amendments or supplements to those documents, because they will contain important information about Mifflinburg, Northumberland and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement, including the proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Mifflinburg and Northumberland, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by Mifflinburg will be made available free of charge in the “Investor Relations” section of Mifflinburg’s website, https://www.mbtc.com/Resources/Investor-Relations. Copies of documents filed with the SEC by Northumberland will be made available free of charge in the “Investor Information” section of Northumberland’s website, https://norrybank.com/about-us/investor-information.

Participants in Solicitation

Mifflinburg, Northumberland, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger under the rules of the SEC. Information regarding directors and executive officers of Mifflinburg and Northumberland will be made available in the proxy statement/prospectus filed by Mifflinburg with the SEC in connection with this proposed merger, and certain other documents filed with the SEC by Mifflinburg and Northumberland, respectively. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Contacts:

Mifflinburg Bancorp, Inc.	Northumberland Bancorp
Jeffrey J. Kapsar	J. Todd Troxell
570-966-1041	570-473-3531
jkapsar@miffbank.com	ttroxell@norrybank.com